SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (RULE 13D-102)
(Amendment No. 3)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)
Douglas McClain, Jr. Argyll Biotechnologies, LLC 4225 Executive Square Suite 260 La Jolla, California 92037 (858) 200-2320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 18, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 7 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 7

1.	NAME OF REPORTING PERSONS: Argyll Biotechnologies, LLC IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 145,795,131**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 145,795,131**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,795,131**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.60%
14.	TYPE OF REPORTING PERSON CO
*  See Item 2 hereof
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 7

1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 145,795,131**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 145,795,131**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,795,131**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.60%
14.	TYPE OF REPORTING PERSON IN
*  See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 4 of 7

1.	NAME OF REPORTING PERSONS: Douglas McClain, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 145,795,131**
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 145,795,131**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,795,131**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.60%
14.	TYPE OF REPORTING PERSON IN
* See Item 2 hereof.
**See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 5 of 7

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 3 to the Schedule 13D filed on October 18, 2007 (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 4225 Executive Square, Suite 260, La Jolla, California 92037.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is filed by Argyll Biotechnologies, LLC, a Delaware limited liability company (“Argyll”), and the other persons named on Exhibit A to the original filing hereof (each a “Reporting Person” and together the “Reporting Persons”).  Exhibit A (previously filed) also sets forth the name, place of organization, principal business, address of principal business, address of principal office and other information with respect to the Reporting Persons.

Argyll is the owner of 145,795,131 shares of Common Stock of the Issuer.  Argyll is jointly controlled by its members, James T. Miceli and Douglas McClain, Jr. There is no agreement or arrangement among the two members of Argyll with respect to the voting or disposition of any securities of the Issuer owned by Argyll or any of the other Reporting Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Argyll disposed of 115,067 shares of Common Stock of the Issuer for $860,500 on October 18, 2007 in separate privately negotiated transactions.

ITEM 4.  PURPOSE OF TRANSACTION

Argyll has sold up to 115,067 shares of Common Stock for $860,500 in separate privately negotiated transactions.  Argyll continues to own 145,795,131 shares of Common Stock of the Issuer.

As discussed in the first paragraph of this Item 4, the Reporting Person made the following aggregate dispositions of Common Stock on October 18, 2007 at the per share prices listed below:

Date	Number of Shares	Price Per Share	Aggregate Price
10/18/2007	1,000	$5.00	$5,000
10/18/2007	114,067	$7.50	$855,500
TOTAL	115,067		$860,500.00

Although no Reporting Person has formulated any definitive plans not heretofore disclosed or set forth herein, each may from time to time acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when each deems it appropriate.  Each Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

CUSIP No. 452530 10 1	13D	Page 6 of 7

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a)	Amount beneficially owned: 145,795,131 shares of Common Stock
Percent of class:  53.60% based on 272,000,000 shares of Common Stock issued and outstanding

(b)	Number of shares as to which the Reporting Persons have:

(i)                 Sole power to vote or to direct the vote -  0
(ii)                Shared power to vote or to direct the vote - 145,795,131
(iii)               Sole power to dispose or to direct the disposition of - 0
(iv)               Shared power to dispose or to direct the disposition of - 145,795,131

(c)	The information with respect to the acquisition of the Common Stock of the Issuer by Argyll, as set forth in Items 3 and 4, is hereby incorporated by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Argyll has agreed to nominate and/or cause Stephen Ferrone to be elected to the Issuer’s Board of Directors at each annual meeting of stockholders during the term of his employment as the president and chief executive officer of the Issuer or, if there shall at any time be director classes during such term of employment, at each such meeting at which Stephen Ferrone’s director class comes up for election, and Argyll agrees to vote all, or cause (to the extent within its control) to be voted, shares of the Issuer owned or controlled by Argyll, directly or indirectly, to elect Stephen Ferrone to serve on the Issuer’s Board of Directors.

The Reporting Persons are subject to a Sales Plan Agreement dated August 23, 2007 (but effective on or about October 26, 2007) between Argyll and BMA Securities Inc. that contains certain plans with regard to future sales of the Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Employment Agreement between Stephen Ferrone and the Issuer dated as of October 15, 2007.

Exhibit B – Form of Sales Plan Agreement between Argyll and BMA Securities Inc. dated August 23, 2007.

CUSIP No. 452530 10 1	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	October 25, 2007

                    ARGYLL BIOTECHNOLOGIES, LLC

                    By: /s/ Douglas McClain, Jr.
                    Name: Douglas McClain, Jr.
                    Title: Chief Financial Officer

                    /s/ James T. Miceli
                    James T. Miceli

                    /s/ Douglas McClain, Jr.
                    Douglas McClain, Jr.

EXHIBIT A

Employment Agreement

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT effective as of October 15, 2007 (the “Commencement Date”) by and between Stephen Ferrone (“Executive”), and Immunosyn Corporation, a Delaware corporation (the “Company”) by or through its officers (this “Agreement”).

The parties hereto wish to enter into an employment agreement on the terms and conditions set forth below.  Accordingly, in consideration of the premises and the respective covenants and agreements of the parties herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.           Term.  The Executive’s employment under this Agreement shall commence on the Commencement Date and shall end, unless terminated earlier pursuant to Section 4, at the close of business on December 31st, 2009 (the “Term”); provided, however, that the Term shall thereafter be automatically extended for each succeeding one (1) year period unless either party hereto shall provide the other party with a written notice at least thirty (30) days prior to the end of the then current Term, advising that the party providing the notice shall not agree to so extend the Term.

2.           Title, Duties and Authority.  The Executive shall serve as Chief Executive Officer and President of the Company, and shall have such responsibilities and duties consistent with such position and/or as may from time to time be assigned to the Executive by the board of directors of the Company (the “Board”), and shall have all of the powers and duties usually incident to such offices.  In addition, Argyll Biotechnologies, LLC agrees to nominate and/or cause the Executive to be elected to the Company’s Board of Directors at each annual meeting of stockholders during the Term of the Executive’s employment hereunder or, if there shall at any time be director classes, at each such meeting at which Executive’s director class comes up for election, and Argyll agrees to vote all, or cause (to the extent within its control) to be voted, shares of the Company owned or controlled by Argyll, directly or indirectly, to be voted, to elect Executive to serve on the Company’s Board.  Executive hereby agrees to serve on the Company’s Board if elected.  The Executive shall devote substantially all of his working time and efforts to the business and affairs of the Company, except for vacations, illness and incapacity; provided, however, that the Executive may serve on the boards of directors of non-public companies and charitable organizations and may devote reasonable time to charitable and civic organizations, in all cases provided that the performance of his duties and responsibilities on such boards and in such service does not interfere substantially with the performance of his duties and responsibilities under this Agreement.

3.           Compensation and Benefits.

(a)           Base Salary.  During the Term, the Company shall pay the Executive a base salary (“Base Salary”).  The Base Salary shall be Four Hundred Thousand Dollars ($400,000 USD) per year for calendar year 2007 (pro rated for the portion of the year included in the Term) payable semi-monthly (less applicable taxes and withholdings); Five Hundred Thousand Dollars ($500,000 USD) per year for calendar year 2008 and Six Hundred Thousand Dollars ($600,000 USD) per year for calendar year 2009.  The Base Salary shall be subject to annual review by the Board or the Compensation Committee thereof for discretionary periodic increases but not decreases; provided, however, that for each subsequent calendar year during the Term, commencing with the 2010 calendar year, the amount of the Executive’s Base Salary shall be increased by not less than the United States benchmark annualized rate of inflation of the previous calendar year.  Should Company capital subsequent to Executive’s Commencement Date be insufficient to meet the Executive’s salary requirements in 3(a), said salary claim accrues and is payable when said funds become available to the Company.

(b)           Bonus – Revenue Share.  Executive shall receive a bonus for each year of the Term determined in accordance with the following formula and paid between January 1 and March 15 of the following year (“Bonus”):

•	one half of one percent (0.005%) on gross revenues (GR) less the Company’s cost of product of $0.00-$500 Million Dollars (USD)
•	three quarters of one percent (0.075%) on GR of $500-One Billion Dollars (USD)
•	one percent (.01%) on GR above $One Billion Dollars (USD)

(c)           Stock Options.  For each partial and full year of the Term, the Executive shall be eligible to participate in the Company’s Stock Option Plan; otherwise the Executive shall be granted Company options subject to approval by the Compensation Committee of the Board of Directors and in a manner customary for like companies in the industry (such option exercise price being equal to the fair market value of the stock on December 31st of the term year for which they are being granted).

(d)           Employee Benefits and Incentive Arrangements.  The Executive shall be entitled to participate in all of the Company’s employee benefit and incentive compensation plans and arrangements made available during the Term to the senior executives of the Company as may be in effect from time to time.  If health insurance is not in place as of the Commencement Date, the Company will make reasonable efforts to make such benefits available to employees of the Company within a reasonable time following the Commencement Date.

(e)           Expenses.  The Executive shall be entitled to receive prompt reimbursement of his expenses incurred in the performance of his employment hereunder upon his submission to the Company of reasonable and customary expense claims pursuant to the Company’s Expense Reimbursement Policy.  All expense submissions shall be subject to review and approval by the Company.  The Company shall reimburse Executive no later than the end of the year following the year in which any such expense is incurred.  The amount of Executive’s expenses eligible for reimbursement during any taxable year will not affect the expenses eligible for reimbursement in any other taxable year.

(f)           Vacations.  The Executive shall be entitled to four (4) weeks paid vacation in each calendar year during the Term.  Subject to applicable laws and Company policy, the Executive may not accrue more than four (4) weeks of paid vacation days at any given time; such that he shall never have an accrual of greater than four (4) weeks of vacation days at any given time, subject to provision changes in the benefits and compensation policy of the Company.

(g)           Sick Days.  The Executive shall be entitled to five (5) days off per calendar year due to sickness or illness.  Executive shall provide notice to the Company of such sick days as soon as reasonably possible.

(h)           Any element of compensation herein described may be re-evaluated and revised but not reduced by joint written agreement of the Executive and the Board of Directors.  Factors to be considered in the course of said re-evaluation and revision include performance specific to the Company as well as what is customary for like companies in the industry.

4.           Termination.  The Executive’s employment hereunder with the Company may be terminated under the following circumstances:

(a)           Death or Disability.  If the Executive shall die or become entitled to the receipt of benefits under the Company’s long-term disability plan, if any, the Company may terminate the Executive’s employment hereunder for death or “Disability,” as applicable.

(b)           Cause.  The Company may terminate the Executive’s employment hereunder for Cause.  For purposes of this Agreement, the Company shall have “Cause” to terminate the Executive’s employment hereunder upon:

(i)           the failure by the Executive to substantially perform the Executive’s duties for the Company, whether or not during the Term (other than any such failure resulting from the Executive’s Disability which shall be subject to the provisions of Section 4(a));

(ii)           the willful violation by the Executive of any of the Executive’s material obligations hereunder;

(iii)           the willful engaging by the Executive in misconduct which is materially injurious to the business or reputation of the Company or any of its affiliates; or

(iv)           the Executive’s conviction of a felony (or plea of nolo contendere).

Notwithstanding the foregoing, if practicable under the circumstances, the Executive shall not be terminated for Cause without:

(A)           delivery of a written notice to the Executive setting forth the reasons for the Company’s intention to terminate the Executive’s employment hereunder for Cause;

(B)           the failure of the Executive to cure the nonperformance, violation or misconduct described in the notice referred to in clause (A) of this paragraph, if cure thereof is possible, to the reasonable satisfaction of the Board, within fifteen (15) days of the Executive’s receipt of such notice; and

(C)           an opportunity for the Executive to be heard before the Board.

(c)           Good Reason.  The Executive may terminate his employment hereunder for “Good Reason” upon the occurrence, without the Executive’s consent, of any of the following events that has occurred within ninety (90) days of Executive giving written notice thereof to the Company and that has not been cured within thirty (30) days after written notice thereof has been given to the Company by the Executive;

(i)           a material diminution in the Executive’s authority, duties or responsibilities;

(ii)           a material diminution in the Executive’s Base Salary;

(iii)           a material change in the geographic location at which Executive must perform the services; or

(iv)           any other action or inaction that constitutes a material breach by the Company of this Agreement.

(d)           Without Cause.  The Company may terminate the Executive’s employment hereunder without Cause.

(e)           Without Good Reason.  The Executive may terminate the Executive’s employment hereunder without Good Reason.

(f)           Termination Obligations.

(i)           The Executive hereby acknowledges and agrees that all personal property and equipment furnished to or prepared by the Executive in the course of or incident to his or her employment, belongs to the Company and shall, if physically returnable, be promptly returned to the Company upon termination of his or her employment.  “Personal property” includes, without limitation, all books, manuals, records, reports, notes, contracts, lists, blueprints, and other documents, or materials, or copies thereof, and Proprietary Information (as defined below).  Following termination, Executive will not retain any written or other tangible material containing any proprietary or confidential information belonging to the Company.

(ii)           Upon termination of his employment, Executive shall be deemed to have resigned from all offices, board positions and directorships then held with the Company, and will execute a letter of resignation if requested.

5.           Compensation upon Termination.

(a)           Death or Disability.  If the Executive’s employment with the Company hereunder is terminated on account of the Executive’s death or Disability pursuant to Section 4(a), the Company shall as soon as practicable pay to the Executive or the Executive’s estate, as applicable, or as may be directed by the legal representatives of the Executive or the Executive’s estate, as applicable, any Base Salary and/or Bonus accrued and due to the Executive under Section 3(a) and/or 3(b) through the date of the Executive’s death or termination for Disability, as applicable.  Other than the foregoing, the Company shall have no further obligations to the Executive hereunder.

(b)           By the Company for Cause or By the Executive Without Good Reason.  If the Executive’s employment with the Company hereunder is terminated by the Company for Cause pursuant to Section 4(b) or by the Executive without Good Reason pursuant to Section 4(e), the Company shall as soon as practicable pay the Executive any Base Salary accrued and due to the Executive under Section 3(a) through the Executive’s date of termination and the Executive shall forfeit his entire unpaid Bonus, if any.  Other than the foregoing, the Company shall have no further obligations to the Executive hereunder.

(c)           By the Company Without Cause or By the Executive for Good Reason.  If the Executive’s employment with the Company hereunder is terminated by the Company Without Cause pursuant to Section 4(d) or the Executive for Good Reason pursuant to Section 4(c), the Company shall as soon as practicable (until such earlier time that the Executive violates the provisions of Section 6(b) or (c) wherein the Company shall have no further obligations to the Executive hereunder) (i) pay the Executive any Base Salary and/or pro-rata Bonus accrued and due to the Executive under Section 3(a) and/or 3(b) through the Executive’s date of termination; and (ii) pay to the Executive on the final day of employment, or as soon as practicable thereafter, an amount equal to the greater of:  (A) twelve (12) months of Executive’s then current Base Salary or (B) Four Hundred Thousand Dollars ($400,000 USD); and (iii) at the Company’s expense, continuation of Executive’s medical, dental and life insurance benefits coverage for a period of no less than one year following said termination date; and (iv) pay any amounts unconditionally accrued under any pension or benefit plans of the Company in accordance with the terms thereof; and (v) pay amounts earned, unconditionally accrued or owing to Executive but not yet paid, including, without limitation, any salary (including deferred salary, if applicable), bonus or stock options plus accrued interest thereon earned through the date of termination, and (vi) provide other benefits unconditionally accrued and vested on the date of termination, if any, in accordance with applicable plans and programs of the Company.

The Executive shall not be required to mitigate the amount of his severance benefit payable pursuant to this Section 5(c).

6.           Restrictive Covenants.

(a)           Reasonable Covenants.  It is expressly understood by and between the Company and the Executive that the covenants contained in this Section 6 are an essential element of this Agreement and that but for the agreement by the Executive to comply with these covenants and thereby not to diminish the value of the organization and goodwill of the Company or any affiliate or subsidiary of the Company, including relations with their employees, clients, customers and accounts, the Company would not enter into this Agreement.  The Executive has independently consulted with his legal counsel and after such consultation agrees that such covenants are reasonable and proper.

(b)           No Diversion of Customers; No Solicitation of Employees, Etc.  During the Term and for twelve (12) months after the end of the Term the Executive shall not:

(i)           divert to any competitor of the Company or any of its affiliates or subsidiaries, any customer, supplier or business partner of the Company or any of its affiliates or subsidiaries; or

(ii)           solicit or encourage any officer, employee or consultant of the Company or any of its affiliates or subsidiaries to leave the employ of the Company or any of its affiliates or subsidiaries for employment by or with any competitor of the Company or any of its affiliates or subsidiaries;

provided, however, that the Executive may invest in stocks, bonds or other securities of any competitor of the Company or any of its affiliates or subsidiaries if:

(A)           such stocks, bonds, or other securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934;

(B)           his investment does not exceed, in the case of any class of the capital stock of any one issuer, one percent (1%) of the issued and outstanding shares, or, in the case of other securities, one percent (1%) of the aggregate principal amount thereof issued and outstanding; and

(C)           such investment would not prevent, directly or indirectly, the transaction of business by the Company and/or of its affiliates or subsidiaries with any state, district, territory or possession of the United States or any governmental subdivision, agency or instrumentality thereof by virtue of any statute, law, regulation or administrative practice.

If, at any time, the provisions of this Section 6(b) shall be determined to be invalid or unenforceable by reason of being vague or unreasonable as to area, duration or scope of activity, this Section 6(b) shall be considered severable and shall become and shall be immediately amended solely with respect to such area, duration and scope of activity as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter and the Executive hereby agrees that this Section 6(b) as so amended shall be valid and binding as though any invalid or unenforceable provision had not been included herein.  Except as provided in this Section 6, nothing in this Agreement shall prevent or restrict the Executive from engaging in any business or industry in any capacity.

(c)           Nondisclosure of Confidential Information.  The Executive shall keep secret and confidential and shall not disclose to any third party in any fashion or for any purpose whatsoever, any information regarding this Agreement, or any other information regarding the Company or its affiliates or subsidiaries which is not available to the general public, and/or  not generally known outside the Company or any such affiliate or subsidiary, to which he has or shall have had access at any time during the course of his employment with the Company, including, without limitation, any information relating to the Company’s (and its affiliates’ or subsidiaries’):

(i)           business, operations, plans, strategies, prospects or objectives;

(ii)           products, technologies, processes, specifications, research and development operations and plans;

(iii)           customers and customer lists;

(iv)           distribution, sales, service, support and marketing practices and operations;

(v)           financial condition and results of operations;

(vi)           operational strengths and weaknesses; and

(vii)           personnel and compensation policies and procedures.

Notwithstanding the foregoing provisions of this Section 6, the Executive may discuss this Agreement with the members of his immediate family and with his personal legal and tax advisors and may disclose the existence of his employment with the Company to any third party.  Executive understands that this Agreement and the terms hereof shall be filed with the U.S. Securities and Exchange Commission and disclosed in the Company’s securities filings and disclosures, as required by law.

(d)           Specific Performance.  Without intending to limit the remedies available to the Company or its affiliates or subsidiaries, the Executive hereby agrees that damages at law would be an insufficient remedy to the Company or its affiliates or subsidiaries in the event that the Executive violates any of the provisions of this Section 6, and that, in addition to money damages, the Company or its affiliates or subsidiaries may apply for and, upon the requisite showing, have injunctive relief in any court of competent jurisdiction to restrain the breach or threatened breach of or otherwise to specifically enforce any of the covenants contained in this Section 6.

7.           Successors.  This Agreement cannot be assigned by any of the parties hereto without the prior written consent of the other party hereto, except that it shall be binding automatically on any successors and assigns of all or substantially all of the business and/or assets of the Company (whether direct or indirect, by purchase, merger, consolidation or otherwise).

8.           Inventions.  Executive agrees to make prompt and full written disclosure to the Company, to hold in trust for the sole right and benefit of the Company, and hereby assigns to the Company, or its designee, all right, title, and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time Executive is in the employ of the Company that (1) are created using the Company’s facilities, supplies, information, trade secrets or time; (2) directly or indirectly relate to or arise out of the business of the Company, including without limitation the research and development activities, of the Company; or (3) relate to or arise out of any task assigned to Executive or work Executive performs for the Company (collectively “Inventions”).  Employee further acknowledges that all original works of authorship which are made by the Employee (solely or jointly with others) within the scope of and during the period of employment with the Company and which are protectible by copyright are “works made for hire,” as that term is defined in the United States Copyright Act.  The assignment of inventions does not apply to an invention that Executive developed entirely on his or her time without using the Company’s equipment, supplies, facilities or trade secret information except for those inventions that either:  (1) relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (2) result from any work performed by Executive for the Company.

9.           Maintenance of Records.  Executive agrees to keep and maintain adequate and current written records of all Inventions made by Executive (solely or jointly with others) during the term of Executive’s employment with the Company.  The records will be in the form of notes, sketches, drawings, and any other format that may be specified by the Company.  The records will be available to and remain the sole property of the Company at all times.

10.           Arbitration.  Except as provided in Section 6(d), all controversies, claims or disputes arising out of or relating to this Agreement shall be settled by binding arbitration before and under the Commercial Rules of the American Arbitration Association, as the sole and exclusive remedy of either party, and judgment upon such award rendered by the arbitrators(s) may be entered in any court of competent jurisdiction.  The costs of arbitration shall be borne by the unsuccessful party or otherwise as determined by the arbitrators in their discretion.

11.           Governing Law.  The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California without regard to conflicts of law principles.

12.           Amendments.  No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and such officers of the Company as may be specifically designated for such purpose by the Board.

13.           Entire Agreement.  This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto.

14.           Indemnification.  The Company shall indemnify the Executive to the full extent permitted by applicable Delaware law, as well as its charter and by-laws, for all liabilities incurred by the Executive in connection with his reasonable execution of his duties hereunder.  The Company agrees to provide directors and officers insurance coverage on behalf of the Company and its directors and officers.

15.           Survival.  The obligations of the parties hereto contained in Sections 5, 6, 10 and 14 shall survive the termination of this Agreement.

16.           Notices.  For all purposes of this Agreement, notices and all other communications under or in connection with this Agreement shall be deemed to have been duly given when delivered or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:	Stephen Ferrone 220 Savanna Ct. Lake Forest, Illinois 60045

If to the Company:	Immunosyn Corporation 4225 Executive Square Suite 260 LaJolla, California 92037

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

IMMUNOSYN CORPORATION
By:	/s/ Douglas McClain, Jr.
Name: Douglas McClain, Jr. Title: Stephen D. Ferrone

/s/ Stephen D. Ferrone
STEPHEN D. FERRONE

EXHIBIT B

Form of Sales Plan Agreement

Sales Plan

Sales Plan, dated August 23, 2007 (the “Sales Plan”), between Argyll Biotechnologies, LLC, a Delaware limited liability company with offices at 4225 Executive Square, Suite 260, La Jolla, California 92037 (“Seller”), and BMA Securities Inc. (“BMA”).  The purpose of this Sales Plan is to achieve the investment objectives of broader diversification of investments, while reducing the risk of over-concentration in a particular investment.

RECITALS

WHEREAS, the Seller desires to establish this Sales Plan to sell common stock, par value $0.0001 per share (the “Stock”), of Immunosyn Corporation (the “Issuer”); and

WHEREAS, the Seller desires to sell up to 2,725,000 (two million seven hundred twenty five thousand) shares of Stock on a quarterly basis for an aggregate of up to 10,900,000 (ten million nine hundred thousand) shares of Stock prior to the one-year anniversary of the Effective Date (as defined in Paragraph A.8) of this Sales Plan (the “Total Plan Shares”); and

WHEREAS, the Seller desires to engage BMA to effect sales of shares of Stock in accordance with this Sales Plan;

NOW, THEREFORE, the Seller and BMA hereby agree as follows:

A.	IMPLEMENTATION OF THE SALES PLAN

1.           BMA shall effect a sale (each a “Sale”) of up to 2,725,000 (two million seven hundred twenty five thousand) shares of Stock on a quarterly basis for an aggregate of up to 10,900,000 (ten million nine hundred thousand) shares of Stock on the OTC Bulletin Board or Pink Sheets LLC pursuant to the specific instructions specified on Schedule A.

2.           Seller acknowledges and agrees that BMA will handle the above order on a best efforts basis.  In the event any limit prices of orders are away from the prevailing market prices at any time, there can be no assurance that such orders will be executed in whole or in part.  Seller agrees that all orders may be partially executed and will not be treated as an all or none order.

3.           Seller has deposited all of the shares of Stock of the Issuer it currently owns consisting of approximately 147,000,000 (one hundred forty seven million) shares of Stock into its stock liquidation account with BMA Securities Inc. (“Seller’s Account”).  BMA shall withdraw Stock from the Seller’s Account in order to effect sales of Stock under this Sales Plan.

4.           Seller agrees not to remove or transfer shares of Stock out of the Account in any manner that would cause an alteration of, or deviation from, the terms of this Sales Plan; provided, however, that Seller may request from time to time the return or all or part of the shares of Stock of the Issuer held by BMA Securities in excess of 10,900,000 shares of Stock which shares shall be returned by BMA to Seller promptly upon request.

5.           To the extent that any Stock remains in the Seller’s Account upon termination of this Sales Plan, BMA agrees to return any such Stock for which BMA had restrictions removed for the purpose of this Sales Plan promptly to the Issuer’s transfer agent for relegending to the extent that such Stock would then be subject to transfer restrictions in the hands of the Seller.

6.           BMA will deduct its reasonable and customary commissions from the proceeds of sales of Stock under this Sales Plan, together with any other expenses incurred by BMA in connection with such sales.

7.           The Total Plan Shares, the shares to be sold on a particular day and the limit prices, shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the term of this Sales Plan.

8.           Subject to Paragraph F.4, this Sales Plan shall become effective on August 31, 2007 or such later date as the Stock commences trading on the OTC Bulletin Board or Pink Sheets LLC (the “Effective Date”), and shall terminate on the earlier of (i) one year from the Effective Date; (ii) the date on which the Total Plan Shares have been sold; (iii) the date this Sales Plan is terminated pursuant to Section E; (iv) the date on which BMA receives notice or becomes aware of a tender or exchange offer with respect to the Stock or a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is to be exchanged or converted into shares of another company; (v) upon notification of the dissolution or disbanding of the Seller; or (vi) upon notification of the commencement or impending commencement of any proceedings in respect of or triggered by Seller’s bankruptcy or insolvency.

9.           Seller acknowledges and agrees that it does not have authority, influence, or control over any sales of Stock effected by BMA pursuant to this Sales Plan, and will not attempt to exercise any authority, influence or control over such sales.  BMA agrees not to seek advice from Seller with respect to the manner in which it effects sales under this Sales Plan.

10.           Seller will be notified of all transactions pursuant to customary trade confirmations that are provided in the normal course of business.

11.           Seller understands that BMA may not be able to effect a sale due to a market disruption or a legal, regulatory or contractual restriction applicable to BMA, an insufficient number of shares of Stock being in the Account or a pending sale under this Sales Plan causing Seller to exceed any applicable volume limitations of Rule 144 or 145 under the Securities Act of 1933, as amended (the “Securities Act”).  If any sale cannot be executed as required by Paragraph A.1, due to a market disruption, a legal, regulatory or contractual restriction applicable to BMA or any other such event, such sale shall be cancelled and shall not be effected pursuant to this Sales Plan, and, notwithstanding any language to the contrary herein, there shall be no carryover associated with such cancelled sale.

12.           It is the intent of the parties that this Sales Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and this Sales Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c).

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13.           In the event that it is necessary for BMA to borrow or purchase shares of Stock in order to complete any sale on behalf of Seller pursuant to this Sales Plan, Seller authorizes BMA to borrow or purchase such shares and agrees to be responsible for any expense or loss which BMA may sustain relating to such borrowing or purchase, including any expense or loss BMA may sustain as a result of its inability to borrow or purchase shares of Stock to complete its delivery obligation.

14.           When exercising discretion pursuant to Schedule A under this Plan, BMA will ensure that its employees executing Sales are not aware of any material, non-public information concerning the Issuer.

B.	RULES 144 AND 145

1.           BMA agrees to conduct all sales in accordance with the manner of sale requirement of Rule 144 and 145 under the Securities Act, if applicable, and in no event shall BMA effect any sale if such sale would exceed the then applicable volume limitation under Rule 144, assuming BMA’s sales under this Sales Plan and those of which BMA is notified pursuant to Paragraph B.3 are the only sales subject to that limitation.  BMA will be responsible for completing and filing on behalf of the Seller the required Form 144s.  Seller understands and agrees that BMA shall make one Form 144 filing either (a) at the start of each three-month period with the initial filing made on the date of the first sale of Stock hereunder, or (b) at the time of each individual sale.

2.           Each Form 144 shall state in the “Remarks” section that the sales thereunder are being made pursuant to a previously adopted plan intended to comply with Rule 10b5-1(c), shall include the date of the Seller adopted this Sales Plan and shall indicate that the representation regarding the Seller’s lack of knowledge of material information speaks as of the adoption date of this Sales Plan.

3.           Seller agrees not to take any action that would cause the sales not to comply with Rule 144 or 145, if applicable, and Seller agrees not to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 to take any action that would cause the sales not to comply with Rules 144 or 145, if applicable.  Seller will provide notice of any such transactions during the three months preceding the date hereof and may not enter into any other selling program or transaction without the prior consent of BMA.

C.	REPRESENTATIONS AND AGREEMENTS OF SELLER

1.           Seller represents and warrants that as of the time of execution of this Sales Plan, the Seller:  (a) is not aware of material, non-public information with respect to the Issuer or any products or services of the Issuer (including the Stock) and, (b) is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 under the Exchange Act or other applicable securities laws.

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2.           At the time of Seller’s execution of this Sales Plan, Seller has not entered into or altered a corresponding or hedging transaction with respect to the Stock.  Seller agrees not to enter into any such transaction while this Sales Plan remains in effect.

3.           Seller agrees to make all filings, if any, required under, and to monitor Seller’s own compliance with, Sections 13(d), 13(g), and 16 of the Exchange Act.

4.           Except as provided in Paragraph B.1, Seller acknowledges and agrees that BMA has no duty to determine whether Seller has violated Rules 144 or 145 under the Securities Act, or Sections 13(d), 13(g) or 16 of the Exchange Act or the rules adopted by the SEC thereunder.  Seller understands that this Plan in no way alters Seller’s obligations and responsibilities under Section 16, including those prohibitions against short swing profits.

5.           Seller understands that there may be specific state law restrictions or limitations applicable to this Sales Plan.  Seller acknowledges and agrees that BMA has not provided Seller with any tax, accounting or legal advice.  Seller understands that Seller should seek the advice of counsel regarding this Sales Plan and the various securities and tax law issues related thereto.

6.           Seller agrees to notify BMA immediately in the event of trading restrictions being imposed as the result of any lock-up event restricting sales by affiliates, such as a stock offering, tender offer or pooling of interests.

7.           Seller represents and warrants that Seller is able to sell shares of Stock, as contemplated by this Sales Plan, in accordance with the Issuer’s insider trading policies and Seller has obtained the acknowledgement of the Issuer to enter into this Sales Plan.  Seller further represents and warrants that the Stock is not subject to any liens, security interests or other impediments to transfer (except for limitations imposed by Rules 144 or 145, if applicable).

D.	INDEMNIFICATION AND LIMITATION ON LIABILITY

1.           Seller agrees to indemnify and hold harmless BMA and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to this Sales Plan except to the extent any such claim, damage or liability is determined in a non-appealable judgment by a court of competent jurisdiction to be the result of the indemnified persons gross negligence or willful misconduct.

2.           Notwithstanding any other provision hereof, BMA shall not be liable to Seller for:  (a) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (b) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”, in each case, in connection with this Sales Plan.

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3.           Seller agrees to indemnify and hold harmless Issuer and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to this Sales Plan.

4.           Notwithstanding any other provision hereof, Issuer shall not be liable to Seller or BMA for:  (a) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (b) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”, in each case, in connection with this Sales Plan.

5.           Seller and BMA each respectively acknowledge that, except as specifically set forth herein, Issuer has no role in the administration of the Sales Plan and that Issuer is simply acknowledging the receipt of the Sales Plan from Seller.

E.	SUSPENSION, TERMINATION AND AMENDMENT

1.           This Sales Plan may be terminated by Seller at any time upon three business days’ prior written notice.  Any such termination shall be made in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.

2.           This Sales Plan shall be suspended, or at BMA’s option, terminated, if BMA receives notice, whether pursuant to Paragraph C.6 or otherwise, of the occurrence of any legal, contractual or regulatory restriction applicable to Seller or its affiliates, including without limitation, any restriction related to a merger or acquisition accounted for as a “pooling of interests” or a stock offering requiring an affiliate lock-up, that would prohibit sales pursuant to this Sales Plan.

3.           Seller may amend or modify this Sales Plan only upon the written consent of BMA.  Any such amendment or modification shall be made in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.  Seller agrees that it will not amend or modify this Sales Plan at any time that it is aware of any material non-public information about the Issuer and/or the Stock.  BMA may require certain representations from Seller and Issuer as a condition to such amendment or modification.

F.	GENERAL

1.           This Sales Plan shall be governed by and construed in accordance with the laws of the State of New York without reference to choice of law principles and may be modified or amended only by a writing signed by parties hereto and acknowledged by the Issuer.

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2.           All notices to BMA under this Sales Plan shall be given to BMA by facsimile at (310) 544-6626 or by overnight courier at BMA Securities Inc., 608 Silver Spur Road, Suite 100, Rolling Hills Estates, California 90274, Attn:  Joseph C. Vigliarolo.

3.           Seller’s rights and obligations under this Sales Plan may not be assigned or delayed without the written permission of BMA.

4.           This Sales Plan shall not be effective until executed by Seller and BMA, and acknowledged by Issuer.  This Sales Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto were upon the same instrument.

ARGYLL BIOTECHNOLOGIES, LLC
By:
Name: Title:

BMA SECURITIES INC.
By:
Name: Title:

Acknowledged that the Sales Plan exists and is
compliant with the Issuer’s Insider Trading Policy:

IMMUNOSYN CORPORATION
By:
Name: Title: Address:

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Schedule A

Frequency of sales:  every day, provided that the other conditions in this schedule are met

Minimum selling price:  US$ 5.00

Manner of sale:  brokerage transaction

Except as otherwise provided in this Schedule A, BMA shall determine, in its sole discretion, the timing, amount, prices and manner of Sales during the term of the Sales Plan.

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